3: schd13d021402

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PYRAMID OIL COMPANY OF CALIFORNIA

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

747215101

(CUSIP Number)

RONALD ZLATNISKI, 731 PRINCE RD GREENSBORO, NC 27455 (336) 282-3078

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747215101

.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

RONALD A. ZLATNISKI

__

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

.

(b)

.

3. SEC Use Only

4. Source of Funds (See Instructions)....PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [......]

6. Citizenship or Place of Organization: UNITED STATES OF AMERICA

7. Sole Voting Power: 147,940

8. Shared Voting Power: 153,540 /1/

9. Sole Dispositive Power: 147,940

10. Shared Dispositive Power: 153,540 /1/

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 153,540 /1/

/1/ Includes 5,600 shares held by Virginia Zlatniski, wife of Ronald Zlatniski

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):[.....]

13. Percent of Class Represented by Amount in Row (11): 6.15%

14. Type of Reporting Person (See Instructions): Individual

Item 1. Security and Issuer

This statement relates to the Common Stock of Pyramid Oil Company of California. The address is: 2008 21st Street, Bakersfield, CA 93301

Item 2. Identity and Background:

This statement is filed by Mr. Ronald A. Zlatniski, a United States Citizen, residing at 731 Prince Road, Greensboro, NC 27455. His employer is the Central Carolina Bank & Trust Company, P.O. Box 30010, Durham, NC 27702. During the past five years, Mr. Zlatniski has been employed in various positions within the banking, trust and securities industries. Mr. Zlatniski has held both NASD Series 6, 7 & 63 licenses, all now expired. Within this time, Mr. Zlatniski has also been employed at North Carolina Trust (Greensboro, NC), and NationsBank (Greensboro, NC).

Mr. Zlatniski has not been convicted in any criminal proceeding proceeding (excluding minor traffic violations or similar misdemeanors), nor has been party to any civil proceeding of judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject Federal or State Securities laws or finding any violation with resect tp such laws.

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with personal funds in Individual Retirement Accounts (IRA) or Personal Brokerage accounts held solely in the name of Ronald Zlatniski, with the exception of 5,600 shares held in an IRA in the name of his wife, Virginia Zlatniski, as disclosed above.

Item 4. Purpose of Transaction

The shares of Pyramid Oil referenced in this statement were purchased for investment purposes. Mr. Zlatniski closely monitors the condition and management of the Company. Mr. Zlatniski intends to meet with management of Pyramid Oil within the next twenty weeks and may begin an informal dialog that will reference increasing shareowner value. In the future, Mr. Zlatniski may make proposals to the Board of Directors for the enhancement of shareholder returns or seek a seat on the Board. Such proposals would depend upon several factors including the financial condition and direction of the company, and/or other business decisions made by management. At the present time, Mr. Zlatniski is satisfied with the financial performance and direction of the Company.

Item 5. Interest in Securities of the Issuer

The aggregate number of shares covered by this filing is 153,540 or 6.15% of the outstanding common stock of Pyramid Oil Company. Approximately 86,000 shares are held in an IRA in Mr. Zlatniski's name, and 5,600 shares are held in an IRA in the name of his wife, Virginia Zlatniski. The remaining shares are held in various brokerage accounts registered in the name of Ronald Zlatniski. Mr. Ronald Zlatniski has sole power to dispose of and vote 147,940 shares, and Mrs. Virginia Zlatniski has sole power to dispose of and vote on 5,600 shares. Both Ronald Zlatniski and Virginia Zlatniski have decided to vote on corporate matters as a group. Since the latest 13D/A filing in January 2002, an additional 5,238 shares were purchased in open market transactions on February 14, 2002 on the NASDAQ Bulletin Board. Those purchases were all priced at $1.05 to $1.15 per share.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002

Date

/s/ Ronald A. Zlatniski

Signature

Ronald A. Zlatniski

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)